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                            October 12, 2023

       Paul Bay
       Chief Executive Officer
       Ingram Micro Holding Corporation
       3351 Michelson Drive, Suite 100
       Irvine, CA 92612

                                                        Re: Ingram Micro
Holding Corporation
                                                            Amendment No. 6 to
Draft Registration Statement on Form S-1
                                                            Submitted September
18, 2023
                                                            CIK No. 0001897762

       Dear Paul Bay:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement on Form S-1

       Summary, page 1

   1. Balance your disclosure regarding your belief that your industry will benefit from a number of key trends
and your market opportunity to acknowledge the softening of
                                                        demand, particularly in
commercial and consumer products, across all regions during the most recent interim
period. Provide similar disclosure in your discussion of Key Factors and Trends Affecting
your Operating Results.
 Paul Bay
FirstName LastNamePaul  Bay
Ingram Micro  Holding Corporation
Comapany
October 12,NameIngram
            2023       Micro Holding Corporation
October
Page 2 12, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics and Non-GAAP Financial Measures, page 86

2.       Please tell us how you determined that    cash-based compensation
expense    eliminated
         from adjusted EBITDA is not normal, recurring, cash operating expense. Refer to
         Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
Audited Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Factoring Programs, page F-15

3. Please disclose, if true, that the deferred purchase price represents a beneficial interest in the securitization entity. Refer to ASC 230-10-50-4.
       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services
cc:      Cristopher Greer